Contact

www.linkedin.com/in/
ceomattparsons (LinkedIn)
www.dittomusic.com (Company)
ceomattparsons.com (Personal)
paulafingers.com (Personal)

Top Skills

Digital Distribution

Social Media

Music Industry

Languages

German

Matt Parsons

I help unsigned bands and independent record labels release and promote their music

Greater Liverpool Area

Summary

I am the CEO and co-founder of the largest Independent Digital Distributor/Licensor in the world. We employ over 170 staff in 20 countries. Ditto offer distribution, PR, publicity, publishing, marketing, strategy and social media services. Ditto Label Services and also Ditto Management is headquartered in our own 6 storey building in Shoreditch, London.

I founded Ditto Music (www.dittomusic.com) in summer 2005 with my brother Lee. We played in an unsigned band for 8 years, trying to get signed, promote our music and be heard. I want to give artists today the tools that we never had.

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Experience

Ditto Music
CEO
August 2005 - Present (16 years 10 months)

Music distribution: sell music online, digital distribution, distribute unsigned bands, digital distribution,

Record label services: release independent music, promote indie music, promote independent artists, independent music strategy

Consultancy: UK Chart consultancy, social media consultancy, music campaign management, how to break the UK charts, how to get more fans through tactics, digital distribution strategy, digital distribution management

Unsigned Band
Drummer/ Music Producer
February 1996 - Present (26 years 4 months)

Playing hip-hop music, rock music, pop music with my band.

Music production, independent music, unsigned band

Ditto Music & Television
Independent Music TV Producer
February 2008 - January 2009 (1 year)

Promoting independent music, interviewing famous bands, how to promote indie music, filming festivals, filming live music

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